                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           SCHEDULE 13G/A

             Under the Securities Exchange Act of 1934

                       (Amendment No. One) *


                  FIRSTFED FINANCIAL CORPORATION

                         (Name of Issuer)


                   COMMON STOCK, $0.01 par value

                  (Title of Class of Securities)

                            337907 10 9
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337907 10 9               13G/A                 Page 2 of 5

1.    NAME OF REPORTING PERSON

       I.R.S. IDENTIFICATION NOS. OF  ABOVE PERSON

      First Federal Bank of California
      Employee  Stock  Ownership  Plan and Trust  dated  January 1,
      1985.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   X

                                                         (b)
3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware (parent holding company)


NUMBER OF       5.   SOLE VOTING POWER
SHARES               418,371
BENEFICIALLY    6.   SHARED VOTING POWER
OWNED BY             585,801
EACH            7.   SOLE DISPOSITIVE POWER
REPORTING            1,004,173
PERSON          8.   SHARED DISPOSITIVE POWER
WITH                 - 0 -

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,004,173

10.   CHECK  BOX IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
      CERTAIN SHARES*


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       5.57%

12.   TYPE OF REPORTING PERSON*

      EP

                           SCHEDULE 13G/A

Item 1          (a) Name of Issuer:
                FirstFed Financial Corp.

Item 1          (b) Address of Issuer's Principal Executive Offices:
                401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2          (a) Name of Person Filing:
                First Federal Bank of California Employees Stock Ownership Plan and Trust dated 01/01/85

Item 2          (b) Address of Principal Business Office or, if none, Residence:
                401 Wilshire Blvd., Santa Monica, CA. 90401

Item 2          (c) Citizenship:
                Delaware (Parent Holding Company)

Item 2          (d) Title of Class of Securities:
                Common Stock

Item 2          (e) CUSIP Number:
                337907 10 9

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)[ ]Broker or Dealer registered under Section 15 of the Act
                (b)[ ]Bank as defined in section 3(a)(6) of the Act
                (c)[ ]Insurance Company as defined in section 3(a)(19)of the Act
                (d)[ ]Investment Company registered under section 8 of the
                      Investment Company Act
                (e)[ ]Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940
                (f)[X]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 3d-1(b)(1)(ii)(F)
                (g)[ ]Parent Holding Company, in accordance with Rule 13d-1 (b)
                   (ii) (G) (Note: See Item 7)
                (h)[ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

Item 4.    Ownership.

(a) Amount Beneficially Owned:

      1,004,173

(b) Percent of Class:

        5.57%

                           SCHEDULE 13G/A

(c) Number of shares as to which such person has:
     (i)  sole power to vote or to direct the vote......... 418,371
     (ii) shared power to vote or to direct the vote....... 585,801
     (iii)sole power to dispose or to direct the disposition of:  1,004,173
     (iv) shared power to dispose or to direct the disposition of NONE

Item 5.
      Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
      securities, check the following.         [  ]

Item 6.

      Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7.

      Identification and Classification of the Subsidiary Which
      Acquired the Security Being Reported on By the Parent Holding
      Company

      Not applicable

Item 8.

      Identification and Classification of Members of the Group

      Not applicable

Item 9.

      Notice of Dissolution of Group

      Not applicable

Item 10.

      Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2000

ANN E. LEDERER
Ann E. Lederer, Member, ESOP Administrative Committee
(see attached Certification)
                                                        Page 4 of 5

                           SCHEDULE 13G/A

                            Certificate



     I, the undersigned Secretary of FirstFed Financial Corp., do hereby certify that the following is a true and correct excerpt from the Minutes of a duly called meeting of the Board of Directors of said corporation held on April 21, 1999, at which a quorum was present and acting throughout:

     "Upon a motion duly made, seconded and unanimously passed by the Board the E.S.O.P. Administrative Committee was re-established to be composed of Retired Bank Senior Vice President, Murray Tanner, and Bank Officers Ann E. Lederer and Shannon Millard, all to serve until the Company's next annual meeting."

WITNESS my hand and the seal of the corporation this 4th day of February, 2000.





ANN E. LEDERER
Ann E. Lederer
Secretary
FirstFed Financial Corp.






















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